S] 06003068)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2006

SEC FILE NUMBER
8- 44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 200
(No and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warner Griswold (949) 640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard and Associates, Inc. - Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 22 day of Feb, 2006

Susan W. Beyler
Notary Public

W-[signature]
Signature

CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Street Advisors Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Green Street Advisors Inc.

We have audited the accompanying statement of financial condition of Green Street Advisors Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2006

*We Focus & Care*SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Green Street Advisors Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 8,470,080
Deposit held at clearing organization	100,000
Receivable from broker-dealer	1,879,528
Accounts receivable	388,499
Marketable securities, at market value	990,851
Investment in related party	45,004
Office equipment, net	167,826
Other assets	36,153
Total assets	$ 12,077,941

Liabilities and Stockholders' capital

Liabilities

Account payable & accrued commission expense	$ 353,372
Accrued salaries payable	3,187,134
Deferred revenue	1,812,634
Income taxes payable	251,235
Total liabilities	5,604,375

Stockholders' capital

Common stock, $0.001 par value, 5,000,000 shares authorized, 1,526,000 issued and outstanding	1,526
Additional paid-in capital	6,868,008
Retained earnings	1,089,775
Notes receivable from stockholders	(1,200,743)
Subscriptions receivable	(285,000)
Total stockholders' equity	6,473,566
Total liabilities and stockholders' capital	$ 12,077,941

The accompanying notes are an integral part of these financial statements.

Green Street Advisors Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Trading commissions and designations	$ 15,297,544
Research income	3,234,522
Real estate commission income	943,750
Consulting and special projects	793,312
Debt advisory income	517,275
Spitzer pool initiative income	305,095
Interest income	180,037
Total revenue	21,271,535
Expenses	
Employee compensation	8,513,803
Pension benefits	453,975
Floor brokerage, exchange, and clearance fees	2,084,931
Communications	500,072
Occupancy	363,384
Consulting fees	464,049
Insurance	378,250
Taxes, licenses and fees, other than income taxes	319,816
Other operating expenses	840,305
Total expenses	13,918,585
Income (loss) before income tax provision	7,352,950
Total income tax provision	314,768
Net income (loss)	$ 7,038,182

The accompanying notes are an integral part of these financial statements.

Green Street Advisors Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Treasury Stock (at cost)	Retained Earnings (Accumulated Deficit)	Note Receivable From Stockholders	Subscriptions Receivable	Total
	Shares	Amounts						
Balance on December 31, 2004	1,489	$ 1,489	$ 6,238,837	$ –	$ (773,407)	$ (979,220)	$ –	$ 4,487,699
Issuance of share under stock option plan	37	37	629,171	–	–	(221,523)	–	407,685
Purchase of share for treasury	(12)	–	–	(285,000)	–	–	–	(285,000)
Issuance of treasury stock on subscriptions	12	–	–	285,000	–	–	(285,000)	–
Issuance of share to effect one thousand-for-one stock split	1,524,474	–	–	–	–	–	–	–
Dividends	–	–	–	–	(5,175,000)	–	–	(5,175,000)
Net income (loss)	–	–	–	–	7,038,182	–	–	7,038,182
Balance on December 31, 2005	1,526,000	$ 1,526	$ 6,868,008	$ –	$ 1,089,775	$ (1,200,743)	$ (285,000)	$ 6,473,566

The accompanying notes are an integral part of these financial statements.

Green Street Advisors Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 7,038,182
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 44,484	
Compensation expense from stock option	280,224	
(Increase) decrease in:		
Receivable from broker-dealer	(716,332)	
Accounts receivable	129,128	
Marketable securities, at market value	(10,346)	
Investment in related party	(45,004)	
Prepaid expense	5,285	
(Decrease) increase in:		
Account payable & accrued commission expenses	159,167	
Accrued salaries payable	992,372	
Deferred income	662,104	
Income taxes payable	78,410	
Total adjustments		1,579,492
Net cash and cash equivalents provided by (used in) operating activities		8,617,674
Cash flows from investing activities:		
Purchase of office equipment	(85,490)	
Loan made to stockholders	(102,142)	
Proceeds from collection on note receivable	229,603	
Net cash and cash equivalents provided by (used in) investing activities		41,971
Cash flows from financing activities:		
Purchase of share for treasury	(285,000)	
Dividends	(5,175,000)	
Net cash and cash equivalents provided by (used in) financing activities		(5,460,000)
Net increase (decrease) in cash and cash equivalents		3,199,645
Cash and cash equivalents at beginning of year		5,270,435
Cash and cash equivalents at end of year		$ 8,470,080
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 50,200	

On February 28, 2005, the Board of Directors authorized an Executive Restricted Stock Award Agreement with several of the Company's key executives. The agreement grants these executives a restricted stock award of 12 shares of treasury stock. The award had retroactive effect to January 1, 2005 and had a fair value of $285,000 (See Note 9).

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Green Street Advisors Inc. (the "Company"), was originally incorporated in the State of California on January 8, 1988. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Newport Beach, CA, and has a stock brokerage office in Texas.

The Company is an independent research and consulting firm concentrating on publicly traded real estate securities. Its practice concentrates primarily on Real Estate Investment Trusts ("REITs") and other publicly traded real estate. The Company does not manage equity investment and does not engage in underwriting relationships, thereby avoiding the conflicts of interest that burden the typical Wall Street firm. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives commission from stock transactions for clients who subscribe to the Company's research on publicly traded real estate securities. Other revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Deferred revenue represents the portion of revenue which is attributable to future periods covered by these agreements.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company's investments in marketable securities are held principally for the purpose of selling in the near term. These investments are valued at market value on the balance sheet. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in investment accounts.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of corporate mutual funds with the fair market value of $990,851. The accounting for the mark-to-market on the investment trading is included in other income as unrealized losses of $ 10,346.

Note 3: INVESTMENT IN RELATED PARTY

In April of 2005, the Company created a new limited liability company ("LLC") called Green Street Investors LLC. This LLC was organized in the state of Delaware and registered in the state of California as an investment advisor. It was created as vehicle to take advantage of potential future business opportunities. Although the LLC has not had any operations to date, the state of California requires a minimum capitalization of $45,000 to register as an investment advisor. As of December 31, 2005, the balance of $45,004 shown in the investment in related party account reflects that minimum capitalization plus interest revenue earned.

Note 4: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate.

Note 5: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost.

		Depreciable Life Years
Office equipment	$ 374,477	5-7
Less accumulated depreciation	(206,651)	
Office equipment, net	$ 167,826	

Depreciation expense for the year ended December 31, 2005 was $44,484.

Note 6: SPITZER POOL INITIATIVE INCOME

The company has been selected to provide research to certain investment banking clients as part of the 2004 Spitzer Pool settlement. The Spitzer settlement specifies that the obligation of the investment banks to purchase independent research runs for five years. However, since the banks can choose amongst many vendors, their payments to the company are cancelable at any time. After 2009, the banks are under no obligation to purchase research and it is uncertain whether they will continue to purchase Green Street's research for their clients. The company recorded Spitzer Pool Initiative Income of $305,095 for the year ended December 31, 2005.

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The State of California recognizes sub-chapter S corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company based on its allocable portion of taxable capital and earned surplus.

The state income tax provision consists of the following:

California state income taxes	$ 63,934
Texas state income taxes	250,834
Total income tax provision	$ 314,768

Note 8: EMPLOYEE PENSION PLAN

The Company maintains a Simplified Employee Pension Plan ("SEP") plan covering all of its eligible employees. The SEP Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of up to 15% of net compensation not to exceed $30,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded contributions of $453,975 for the year ended December 31, 2005.

Note 9: STOCK OPTIONS

The Company has both qualified and non-qualified stock option plans for senior employees under which options to purchase shares of the Company's common stock are granted at 100% of the fair value of the stock at the date of grant. Options may be exercised generally from three to five years from the grant date. Upon exercise of non-qualified stock options, the Company recognizes the difference between the grant price and the fair value at the exercise date as employee compensation.

On January 1, 2005, two stockholders exercised options to acquire 37 newly-issued shares of common stock. At date of exercise, the total fair value of shares given was $629,208. At the time the options were exercised, the Company agreed to loan stockholders a total of $348,984. The principal is to be repaid with interest at 5.83% over 12 years. At the same time, the Company recognized $280,224 as compensation expense.

On February 2, 2005, the Company's Board of Directors entered into an agreement with a former officer of the Company to purchase 12 shares of its own common stock for treasury at $23,750 per share. On February 28, 2005, the Company issued 12 recently purchased treasury shares as a Restricted Stock Award to several of its key executives. In accordance with this stock award agreement, the vesting schedule shall commence on January 1, 2005. The award shall vest, and restrictions imposed on the restricted shares shall lapse, with respect to 100% of the total number of restricted shares on the fourth (4th) anniversary of the vesting commencement date; provided that the executives are employed by or providing services to the Corporation through such fourth anniversary date and has otherwise not previously incurred a termination of employment. At the date of grant, the fair value of restricted shares is approximately $285,000. For purpose of accounting and financial statement presentation, a subscriptions receivable account has been set up to account for this restricted stock award transaction, and is classified as a component of stockholders' equity.

On March 14, 2005, the Company's Board of Directors authorized a one thousand-for-one stock split of common stock to stockholders of record on March 1, 2005. Per-share amounts in the accompanying financial statements have been adjusted for the split.

Note 10: RELATED PARTY TRANSACTIONS

The Company assists Eastdil, one of its shareholders, in evaluating certain transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of net revenue from these transactions. At December 31, 2005 revenue derived from this arrangement was $943,750 and is classified as commission revenue in the statement of income. Eastdil is a 5% shareholder of the Company.

As discussed in the Stock Option (Note 9), and in connection with all previous exercises of its stock options, the Company entered into various arrangements to loan its stockholders a portion of the purchase price of the stock. The balance of the outstanding loans at December 31, 2005 was $1,200,743.

Total interest income on these notes receivable was $72,464 for the year ended December 31, 2005.

Future minimum principal payments on these notes are as follows:

Year ending December 31,	Amount
2006	$ 216,088
2007	183,979
2008	193,579
2009	103,596
2010	75,354
2011 & thereafter	428,147
	$ 1,200,743

For the purpose of financial statement presentation, notes receivable related to the stock options have been classified as a component of stockholders' equity.

Note 11: SUBSEQUENT EVENTS

On January 17, 2006, the Board of Directors declared a cash dividend of $1.84 per common share payable on January 19, 2006 to stockholders of record on December 31, 2005.

Note 12: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 11, 1997. This lease was amended and extended until May of 2010. The Company also entered into a new lease for office space in support of its brokerage operations in Dallas, Texas. This new lease commenced in June of 2005 and expires in June of 2010. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under these leases are as follows:

Year	Amount
2006	$ 259,159
2007	266,271
2008	273,383
2009	280,493
2010	142,025
2011 & thereafter	–
Total	$ 1,221,331

Rent expense was $363,384 for the year ended December 31, 2005.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company

Note 15: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $5,609,758 which was $5,236,133 in excess of its required net capital of $373,625; and the Company's ratio of aggregate indebtedness ($5,604,375) to net capital was 1.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,526	
Additional paid-in capital	6,868,008	
Retained earnings	1,089,775	
Note receivable from stockholders	(1,200,743)	
Subscriptions receivable	(285,000)	
Total stockholders' equity		$ 6,473,566
Less: Non-allowable assets		
Account receivable	(388,499)	
Investment in related party	(45,004)	
Office equipment, net	(167,826)	
Other assets	(36,153)	
Total non-allowable assets		(637,482)
Net capital before haircuts		5,836,084
Less: Adjustments to net capital		
Haircuts on mutual fund	(69,360)	
Haircuts on money market	(156,966)	
Total adjustments to net capital		(226,326)
Net capital		5,609,758
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 373,625	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		373,625
Excess net capital		$ 5,236,133
Ratio of aggregate indebtedness to net capital	1.00: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

Green Street Advisors Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Green Street Advisors Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Green Street Advisors Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Green Street Advisors Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Green Street Advisors Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Green Street Advisors Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 ∘ Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 21, 2006